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                                      UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                      Schedule 13G

                          Under the Securities Exchange Act of 1934
                              (Amendment No.         )*
                                             ---------

                                        ENStar Inc.
              ------------------------------------------------------------
                                    (Name of Issuer)


                                      Common Stock
                             --------------------------------------
                               (Title of Class of Securities)


                                       29358M 10 8
                             --------------------------------------
                                     (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                (continued on following page(s))


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                                                                    Page 2 of 7

                                     SCHEDULE 13G
                                     ------------

CUSIP NO.     29358M 10 8
              ---------------------------------

1.     NAME OF REPORTING PERSON

       James H. Michael

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       Not applicable          (a)     [   ]
                               (b)     [   ]
3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                           5.     SOLE VOTING POWER: 1,050,466 (1)
          NUMBER OF
           SHARES
         BENEFICIALLY      6.     SHARED VOTING POWER: -0-
          OWNED BY
            EACH
          REPORTING        7.     SOLE DISPOSITIVE POWER: 1,050,466 (1)
           PERSON
            WITH
                           8.     SHARED DISPOSITIVE POWER: -0-

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,050,466 (1)

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       Not applicable                   [   ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       32.2%

12.    TYPE OF REPORTING PERSON

       IN

(1) 962,164 of these shares are held by 4J2R1C Limited Partnership of which James H. Michael has beneficial ownership as general partner.

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                                                              Page 3 of 7
                                    SCHEDULE 13G
                                    ------------

CUSIP NO.     29358M 10 8
              --------------------------------


1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       4J2R1C Limited Partnership
       41-1349619

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       Not applicable                            (a) [   ]
                                                 (b) [   ]

3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Organized in the State of Minnesota

                         5.     SOLE VOTING POWER: 962,164
         NUMBER OF
          SHARES
       BENEFICIALLY      6.     SHARED VOTING POWER: -0-
         OWNED BY
           EACH
         REPORTING       7.     SOLE DISPOSITIVE POWER: 962,164
          PERSON
           WITH
                         8.     SHARED DISPOSITIVE POWER: -0-

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       962,164

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       Not applicable                                 [   ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       29.45%

12.    TYPE OF REPORTING PERSON

       PN

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                                                                    Page 4 of 7

ITEM 1(a).   Name of Issuer
             --------------
             ENStar Inc.

ITEM 1(b).   Address of Issuer's Principal Executive Offices
             -----------------------------------------------
             6479 City West Parkway
             Eden Prairie, MN  55344-3246

ITEM 2(a).   Name of Persons Filing
             ----------------------
             James H. Michael and 4J2R1C Limited Partnership

ITEM 2(b).   Address of Principal Business Office
             ------------------------------------
             6479 City West Parkway
             Eden Prairie, MN 55344-3246

ITEM 2(c).   Citizenship
             -----------
             James H. Michael - Citizen of United States of America 4J2R1C Limited Partnership - Organized in Minnesota

ITEM 2(d).   Title of Class of Securities
             ----------------------------
             Common Stock, $.01 par value

ITEM 2(e)    CUSIP Number
             ------------
             29358M 10 8

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:
             --------------

             (a)[   ]  Broker or Dealer registered under Section 15 of the Act
             (b)[   ]  Bank as defined in section 3(a)(6) of the Act
             (c)[   ]  Insurance Company as defined in section 3(a)(19) of the
                       Act
             (d)[   ]  Investment Company registered under section 8 of the
                       Investment Advisers Act of 1940
             (e)[   ]  Investment Adviser registered under section 203 of the
                       Investment Advisers Act of 1940
             (f)[   ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
             (g)[   ]  Parent Holding Company, in accordance with SS 240.13d-
                       1(b)(ii)(G)
             (h)[   ]  Group, in accordance with SS 240.13d-1(b)(1)(ii)(H)

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                                                                    Page 5 of 7

ITEM 4.     Ownership
            ---------
       (a)  A total of 1,050,466 shares are beneficially owned by James H.
            Michael: 88,302 shares of that amount are owned directly by James H. Michael and 962,164 shares are held indirectly by the 4J2R1C Limited Partnership ("4J2R1C"). Mr. James H. Michael is the managing general partner and a limited partner of 4J2R1C and by reason of his status as the managing general partner is deemed to beneficially own all shares held by 4J2R1C and exercises voting and dispositive power with respect to such Common Stock. However, in the event James H. Michael, (or another general partner should James H. Michael cease to be a general partner) wishes to sell any shares of Issuer's Common Stock contributed to 4J2R1C by any limited partner, he must obtain prior written consent to such sale from limited partners owning at least 50% of 4J2R1C's partnership units. The limited partnership units of 4J2R1C are owned by James H. Michael, and his children, Jeffrey J. Michael, Janette M. Michael, Jennifer L. Redlin, Roxanne C. Miller and Rosemary G. Bouvier and related family trusts, Jeffrey J. Michael 1990 Irrevocable Family Trust, Jennifer Michael Redlin 1990 Irrevocable Family Trust, Roxanne Michael Miller 1990 Irrevocable Family Trust, Rosemary Michael Bouvier 1990 Irrevocable Family Trust, Carole M. Michael Family Trust and James
            H. Michael Trust. 4J2R1C has three general partners: James H. Michael, Jeffrey J. Michael and 2JM Enterprises, Inc., a Minnesota corporation. So long as James H. Michael remains a general partner, he has full power and authority to act on behalf of 4J2R1C, to the exclusion of the other general partners.


       (b)  Percent of Class: James H. Michael - 32.2%
                              4J2R1C Limited Partnership - 29.5%

       (c)  Number of Shares as to Which Such Person Has:

            (i)   sole power to vote or to direct the vote:
                  Jeffrey J. Michael - 1,050,466
                  3J2R Limited Partnership - 962,466

            (ii)  shared power to vote or to direct the vote:
                  -0-

            (iii) sole power to dispose or to direct the disposition of:
                  James H. Michael - 1,050,466
                  3J2R Limited Partnership - 962,164

            (iv)  shared power to dispose or to direct the disposition of:
                  -0-

ITEM 5.     Ownership of Five Percent or Less of a Class
            --------------------------------------------
            Not applicable

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                                                                    Page 6 of 7

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person
            ---------------------------------------------------------------
            Not applicable

ITEM 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company
            -------------------------------------------------------------
            Not applicable

ITEM 8.     Identification and Classification of Members of the Group
            ---------------------------------------------------------
            Not applicable

ITEM 9.     Notice of Dissolution of Group
            ------------------------------
            Not applicable



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December 15, 1997



                                        by/s/James H. Michael
                                        -------------------------------------
                                        James H. Michael, Individually




                                        4J2R1C LIMITED PARTNERSHIP

                                        by/s/James H. Michael
                                        -------------------------------------
                                        James H. Michael
                                        Managing General Partner